FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: September 7, 2004	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614     Fax: 902-468-0631
www.gammonlake.com
TSX: GAM / AMEX:GRS

Press Release 08-2004	September 07, 2004

GAMMON LAKE RESOURCES DEFINES EXPANDED 7.5-MILLION OUNCE
GOLD-EQUIVALENT RESOURCE AT OCAMPO GOLD-SILVER PROJECT

New Resource Study Expands Measured and Indicated Resource at Ocampo to
3.03-Million Ounces Gold-Equivalent, With an Additional
4.53-Million Ounce Gold-Equivalent Inferred Resource

Gammon Lake Resources Inc. (TSX:GAM; AMEX:GRS) is pleased to announce the results of a new property-wide resource study at its 100% owned Ocampo Gold-Silver Project located in Chihuahua, Mexico. The new study demonstrates the continued expansion of Gammon Lake’s Ocampo Project since the last-announced resource calculation published in June 2003. The new resource study was prepared by MINTEC Inc., a well-known and respected mining engineering firm based in Tucson, Arizona. MINTEC Inc. participated with Gammon Lake’s geological staff on the geological interpretation of the resource, and assisted in the development of the parameters and methods used to arrive at the estimate. MINTEC Inc. has confirmed that the resource study complies in all respect with National Instrument 43-101.

The new resource calculation, as illustrated in the two tables below, contains 1.85-million gold ounces and 76.7-million silver ounces in the measured and indicated categories and a further 2.55-million gold ounces and 127.8-million silver ounces in the inferred category. On a gold-equivalent basis, the expanded, newly outlined resource at the Ocampo Project contains approximately 3.03-million ounces in the measured and indicated categories and 4.53-million ounces in the inferred category.

Ocampo Total District Mineral Resource Summary

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes	Ounces Gold	Ounces Silver	Ounces Gold- Equivalent

	Underground	4.80	227	8.3	4,065,000	628,000	29,662,000	1,082,000
Northeast	Surface	1.11	55	2.0	2,297,000	82,000	4,058,000	145,000
Area	Total Northeast Area	3.47	165	6.0	6,362,000	710,000	33,720,000	1,227,000
	Measured & Indicated

	Open-Pit	1.03	37	1.6	32,192,000	1,067,000	38,698,000	1,667,000
Open-Pit	High-Grade below	3.15	192	6.1	691,000	70,000	4,264,000	136,000
Area	Open-Pit Area
	Total Open-Pit Area	1.07	40	1.7	32,883,000	1,137,000	42,962,000	1,803,000
	Measured & Indicated
Total Ocampo Measured & Indicated		1.46	61	2.4	39,245,000	1,847,000	76,682,000	3,030,000

Total Northeast		4.17	229	7.7	13,226,000	1,773,000	97,481,000	3,277,000
Total Open-Pit		3.06	119	4.9	7,930,000	779,000	30,289,000	1,251,000
Total Ocampo Inferred		3.75	188	6.7	21,156,000	2,552,000	127,770,000	4,528,000

The above was calculated using gold-equivalent cutoff grades of 3.0 g/t for Northeast underground and high-grade below open-pit area, 0.4 g/t for northeast surface, and 0.3 g/t for open-pit area. Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $375 and a silver price of US $5.77.

This new resource estimate is based on extensive additional exploration work Gammon Lake has conducted at the Ocampo Project since the prior 2003 resource study. Overall, a total of 130,000-metres have been drilled in more than 800 holes

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since the inception of the Gammon Lake Ocampo Project. Diamond drilling has been used for the majority of drilling on the high-grade underground ore zones. Sampling has been conducted at regular 1-metre intervals within the mineralized intersections in the Northeast Underground Area and 1.5-metre intervals in the Open-Pit Area. ALS Chemex lab has conducted all assay work from the commencement of the project. Assay techniques utilized standard fire assay techniques and, because of the high-grade silver, utilized a gravimetric finish. The new resource estimates utilize block modeling with inverse distance weighting with a power of 3 (IDW3).

Northeast Underground Project Area Resource

The Northeast Underground Project Area contains a measured and indicated resource of 4,065,000-tonnes grading 4.80 grams per tonne gold and 227 grams per tonne silver. A further 13,226,000-tonnes grading 4.17 grams per tonne gold and 229 grams per tonne silver remain in the inferred category. The focus of drilling at the Northeast Underground Project has been on upgrading the resources contained in this area. Approximately 70% of drilling in the Northeast has been conducted from underground drill stations, facilitated by the construction of underground development drives. Underground drilling has resulted in a greater definition of the strike extent and depth of mineralization of high-grade structures in this area. To date, approximately 3-kilometers of underground development in ramps and tunnels has been completed.

Northeast Underground Area Resource Update Summary of Measured and Indicated Resources

Measured Resources Northeast Underground	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes	Gold Ounces	Silver Ounces	Gold- Equivalent Ounces

Aventurero	5.04	216	8.4	464,000	75,000	3,223,000	125,000
San Juan	6.72	355	12.2	244,000	53,000	2,785,000	96,000
Las Animas - San Amado	6.41	299	11.0	168,000	35,000	1,615,000	59,000
Rosario	4.10	243	7.8	296,000	39,000	2,313,000	74,000
Esperanza	7.78	159	10.2	39,000	10,000	199,000	13,000
Total Northeast	5.44	260	9.4	1,211,000	212,000	10,135,000	367,000
Underground Measured

Measured Resources Northeast Underground	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes	Gold Ounces	Silver Ounces	Gold- Equivalent Ounces

Aventurero	4.57	198	7.6	1,142,000	168,000	7,271,000	279,000
San Juan	5.99	374	11.7	371,000	71,000	4,462,000	140,000
Las Animas - San Amado	4.69	244	8.4	223,000	34,000	1,750,000	60,000
Esperanza	5.71	132	7.7	50,000	9,000	212,000	12,000
Rosario	4.17	236	7.8	588,000	79,000	4,462,000	147,000
Maria*	3.83	64	4.8	360,000	44,000	741,000	56,000
La Cruz*	2.86	163	5.4	120,000	11,000	629,000	21,000
Total Northeast	4.53	213	7.8	2,854,000	416,000	19,527,000	715,000
Underground Indicated

Total Northeast Underground	4.80	227	8.3	4,065,000	628,000	29,662,000	1,082,000
Measured & Indicated

Northeast Ocampo Surface Resource at 0.4 g/t eAu Cutoff (Previously Released)*
Brenda Surface Measured	1.37	103	3.0	190,000	8,000	629,000	18,000
Surface Measured	1.37	103	2.95	190,000	8,000	629,000	18,000
Brenda Surface Indicated	1.17	52	2.0	1,519,000	57,000	2,540,000	96,000
San Juan Indicated	0.90	47	1.6	588,000	17,000	889,000	31,000
Total Surface Indicated	1.09	51	1.9	2,107,000	74,000	3,429,000	127,000
Total Northeast Surface Measured &	1.11	55	2.0	2,297,000	82,000	4,058,000	145,000
Indicated

Total Northeast Ocampo Project	3.47	165	6.0	6,362,000	710,000	33,720,000	1,227,000
Measured & Indicated Resources

The above was calculated using gold-equivalent cutoff grades of 3.0 g/t for underground and 0.4 g/t for surface.
Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $375 and a silver price of US $5.77. *Denotes resource calculated in 2003 resource study.

(Continued on page 3)

Northeast Underground Resource Update Summary of Inferred Resources

Inferred Resources	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes	Gold Ounces	Silver Ounces	Gold- Equivalent Ounces

Aventurero	4.12	143	6.3	3,140,000	416,000	14,472,000	641,000
San Juan	5.08	349	10.4	4,131,000	675,000	46,408,000	1,384,000
Las Animas	4.53	216	7.9	1,889,000	275,000	13,142,000	478,000
Rosario	3.30	192	6.3	3,693,000	392,000	22,777,000	748,000
Esperanza	8.33	161	10.8	3,000	1,000	16,000	1,000
Total Northeast Underground	4.26	234	7.9	12,856,000	1,759,000	96,815,000	3,252,000
Brenda Surface *	1.21	56	2.1	370,000	14,000	666,000	25,000

Total Northeast	4.17	229	7.7	13,226,000	1,773,000	97,481,000	3,277,000
Ocampo Inferred

The above was calculated using gold-equivalent cutoff grades of 3.0 g/t for underground and 0.4 g/t for surface.
Gold-equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $375 and a silver price of US $5.77. *Denotes resource calculated in 2003 resource study.

Northeast Underground Resource Calculation Methodology

The Northeast Ocampo Underground Area comprises an aerial extent of 1.7-kilometres by 2.8-kilometres. A total of 342 drill holes and channel samples were used to define the San Juan, Aventurero, Rosario, Las Animas-San Amado and Esperanza veins which were modeled in the MINTEC study.

A total of 1093 assays intervals ranging from 0.2- to 6-metres in length, were used in the study. Based on statistical analyses, assays were cut to 45 g/t gold and 1800 g/t silver in the San Juan and Esperanza veins, 32 g/t gold and 1200 g/t silver in the Rosario vein, 25 g/t gold and 1200 g/t silver in the Las Animas-San Amado veins and 32 g/t gold and 1600 g/t silver in the Aventurero vein.

An economic cutoff of 3 g/t gold-equivalent was employed with allowances for internal waste resulting in 264 composite assay intervals calculated from the cut assay data. These composited intervals averaged 6.07 g/t gold and 246 g/t silver and comprised a total length of 867.8-metres. These intervals were then used to define vein geometry.

The methodology employed to determine the resource volumes utilized geologic interpretation combined with a process developed by MINTEC to establish basic vein surfaces using the composites. The resulting hanging wall and footwall surfaces were then horizontally sliced in four-meter elevations. These four-meter vein boundaries were then used to define vein geometry and block model.

The grade calculations employed Inverse Distance 3 methodology. Measured category is defined as up to 25-metres from the closest composite and indicated 75-metres from the closest composite. Up to five composites were used for the block grade extensions. The vein boundaries are intersected with the block model and the percentage of the block that is above the 3 g/t cutoff is determined.

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Open-Pit Project Area Resources are Contained in a High-Grade Core,
Surrounded by a Lower Grade Heap Leach Halo

The Open-Pit Project Area contains a measured and indicated resource of 32,192,000-tonnes grading 1.03 grams per tonne gold and 37 grams per tonne silver. A further 4,537,000-tonnes grading 2.19 grams per tonne gold and 76 grams per tonne silver are classified as inferred. This area is made up of a core of high-grade mineralization, surrounded by a fan of lower-grade but still economically significant mineralization. Gammon Lake had a series of metallurgical testwork completed by the engineering firm Kappes, Cassiday & Associates of Reno, Nevada in June of 2001. The study demonstrated the viability of the heap leach process in this area. The two reports ” Ocampo Project Report of Metallurgical Testwork June 2001” and ” Heap Leach Pad & Ponds Preliminary Design and Cost Estimate (March 7,2001)” were both completed by KCA and they are available at www.sedar.com as well as at www.gammonlake.com. Press release #11, May 24,2001 and press release 12, July 4, 2001.

The high-grade core contains measured and indicated 4,741,814-tonnes grading 3.46 grams per tonne gold and 146 grams per tonne silver, or 5.7 g/t gold equivalent using a 3.0 gram gold equivalent per tonne cutoff grade. This translates to an insitu total of 869,078 gold-equivalent ounces.

The approach taken by MINTEC Inc. in the development of the Open-Pit Area was to classify the halo of lower grade mineralization surrounding the high-grade core as a low-grade, heap-leach resource. This lower-grade heap-leach area would fall within the pit-shell that was designed to mine the contained high-grade core. A cutoff grade of 0.3 grams per tonne gold-equivalent was established for ore contained in this lower-grade dump leach halo, and all material falling between this cutoff grade and 3.0 grams per tonne gold-equivalent would be placed on the heap leach pad. The heap leach halo contains 25,840,465-tonnes averaging 0.83 grams per tonne gold-equivalent. This low-grade heap leach material is economically significant in that it contains 689,633 ounces of in situ equivalent gold. The total of 1,558,711 equivalent ounces contained has confirmed that the Open-Pit Area should be entirely processed by heap leach methods.

Open-Pit Area Resource Estimation
ID3 Block Models (0.3 g/t Gold-equivalent cutoff)

Resources	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes	Gold Ounces	Silver Ounces	Gold- Equivalent Ounces

Measured	17,645,000	1.08	41	1.7	613,000	23,262,000	965,000
Indicated	14,547,000	0.97	33	1.5	454,000	15,436,000	702,000
Measured &	32,192,000	1.03	37	1.6	1,067,000	38,698,000	1,667,000
Indicated

Inferred	4,537,000	2.19	76	3.4	319,000	11,087,000	496,000

The above was calculated using a gold-equivalent cutoff grade of 0.3 g/t. Gold-equivalent values are based on
65 grams of silver = 1 gram of gold, calculated on a gold price of US $375 and a silver price of US $5.77.

High-Grade Below Open-Pit Area Resource Estimation
ID3 Block Models (3.0 g/t Gold-equivalent cutoff)

Resources	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes	Gold Ounces	Silver Ounces	Gold- Equivalent Ounces

Measured	63,000	3.69	251	7.5	7,000	508,000	15,000
Indicated	628,000	3.13	186	6.0	63,000	3,756,000	121,000
Measured &	691,000	3.15	192	6.1	70,000	4,264,000	136,000
Indicated

Inferred	3,393,000	4.22	176	6.9	460,000	19,202,000	755,000

The above was calculated using a gold-equivalent cutoff grade of 3.0 g/t. Gold-equivalent values are based on
65 grams of silver = 1 gram of gold, calculated on a gold price of US $375 and a silver price of US $5.77.

MINTEC is currently assessing how much of the open pit resource should be mined by open pit methods prior to going underground to produce the material containing greater than 3.0 g/t.

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Open-Pit Resource Calculation Methodology

The Open-Pit Area comprises an aerial extent of 3.7-kilometres by 1.6-kilometres. The top 200- to 250-metres of the area had 869 drill holes, trenches, channel sample areas and geotechnical drill holes taken to help define the mineralized extent and intensity of the known gold/silver bearings structures.

Within the structures, 16,377 sample intervals were taken ranging from 0.3- to 4.5-metres and averaged 1.70-metres at the calculated economic cutoff of 0.20 g/t gold-equivalent. There are 10,269-metres of samples used to calculated the ore resources for four separate deposits: Conico, Refugio, Plaza de Gallos and Picacho.

These samples helped define three separate resource areas; low-grade, high-grade and barren zones. The low-grade areas contain 7,782-metres averaging 0.66 g/t gold equivalent and the high-grade areas contain 2,487-metres averaging 4.43 g/t gold equivalent.

The methodology employed to determine the resource volumes was to prepare cross sections as close as 25-metres between sections that bound the low grade, high grade and barren areas. These sections were then sliced in 3-metre elevations to determine the boundary volumes within which the 3-metre composite assay interval were used to perform the grade extension estimates. The 3-metre horizontal grade zone boundaries were placed in a 3-D block model and the percent of the block contained in each grade zone that is ore were calculated and stored. The grade calculations employed Inverse Distance 3 methodology.

The resulting calculated resource model is summarized at the economic cutoff for the open pit areas and separately for the underground resources.

The results of this resource study are being incorporated in a feasibility study that is currently being completed for the Ocampo Project by Kappes, Cassiday & Associates, a widely recognized metallurgical and engineering firm with extensive experience constructing mines in Latin America. This study will include, but is not limited to: new reserve and resource calculations, mining plans for open-pits of the PGR trend deposits, mining plans for underground mining of the Aventurero, San Juan, Las Animas, Rosario and Maria vein systems in the Northeast Area, Process Plant (Mill) design, a heap leach circuit, site plans, and financial evaluation. Gammon Lake expects the feasibility study to be completed in the fourth quarter of the 2004 calendar year.

John Thornton, MS, MBA, MSAIMM, Vice President of MINTEC Inc., is the qualified person responsible for the technical results reported in this news release.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. For additional information please contact Mr. Bradley Langille, Chief Executive Officer at (902) 468-0614.

MINTEC Inc. is the qualified firm responsible for all technical assessments reported in this news release. All of Gammon Lake’s analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

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